Exhibit 21.1
Subsidiaries of Pershing Gold Corporation

July 13, 2012

Subsidiary	Jurisdiction of Organization
EXCX Funding Corp.	Nevada
Gold Acquisition Corp.	Nevada
Pershing Royalty Company	Nevada